

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 30, 2008

Mary A. Spio
Director, President and CEO
Gen2Media Corporation
2295 S. Hiawassee Road
Suite 414
Orlando, FL 32835

> **Re:** **Gen2Media Corporation**
> **Form S-1/A**
> **Filed June 23, 2008**
> **File No. 333-147932**

Dear Ms. Spio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis or Plan of Operation, page 13

1.   We note your response to prior comment 1 and are unable to agree. Your agreement with Coca Cola is material to your business and the identity of Coca Cola has been disclosed in your prior amendments. Therefore, the disclosure here should be revised to identify Coca Cola as the counterparty. In the alternative, make clear that you do not expect any further business with Coca Cola.

Security Ownership of Certain Beneficial Owners and Management, page 23

2.   The disclosure in footnote (4) to the table regarding the ownership of eight percent of your comment stock by each of Mr. Morris and Mr. Hansen is inconsistent with the ownership percentage of each as disclosed in the table. Please revise to eliminate the inconsistency.

                              *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director

Cc: Marc Ross, Esq.
        Jonathan R. Shechter, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725